Exhibit 99.1

Ascentage Pharma Presents Pivotal China Registrational Study

Data for Lisaftoclax in Oral Report at 2025 American Society of

Hematology (ASH) Annual Meeting

●	Lisaftoclax monotherapy demonstrated significant and durable clinical efficacy and a manageable safety profile in patients with heavily pretreated BTK-refractory R/R CLL/SLL, underscoring its utility as a potential new treatment option

●	Lisaftoclax achieved a 62.5% objective response rate (ORR) in heavily pretreated, BTKi-refractory patients, nearly half with complex karyotype

●	Lisaftoclax monotherapy demonstrated a median progression-free survival of 23.89 months in patients with heavily pretreated BTK-refractory R/R CLL/SLL, with no tumor lysis syndrome reported

ROCKVILLE, Md. and SUZHOU, China, Dec. 06, 2025 (GLOBE NEWSWIRE) -- Ascentage Pharma Group International Inc. (NASDAQ: AAPG; HKEX: 6855), a global, commercial-stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization novel, differentiated therapies to address unmet medical needs in cancer, announced that it has presented an oral report featuring the latest results from a registrational Phase II study conducted in China of Lisaftoclax (APG-2575), a key drug candidate in the Company‘s pipeline, as a monotherapy in patients with relapsed/refractory (R/R) chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who had failed Bruton’s tyrosine kinase inhibitors (BTKis), at the 67th American Society of Hematology (ASH) Annual Meeting, being held in Orlando, FL. Data from this pivotal trial supported the NDA approval that was granted to Lisaftoclax by China’s National Medical Products Administration (NMPA) in July 2025.

The ASH Annual Meeting is one of the largest gatherings of the international hematology community, aggregating cutting-edge scientific research and the latest data on investigational therapies that represent leading scientific and clinical advances in the global hematology field. Results from multiple clinical and preclinical studies on three of Ascentage Pharma’s drug candidates --Olverembatinib, Lisaftoclax, and APG-5918 -- have been selected for presentations, including an oral report, at this year’s ASH Annual Meeting, garnering interest from the global research community.

In the data featured in the oral report, Lisaftoclax monotherapy demonstrated durable efficacy and manageable safety in patients with heavily pretreated BTK-refractory R/R CLL/SLL, with no tumor-lysis syndrome (TLS) observed. Notably, among the 77 enrolled patients, 33 (42.9%) had chromosomal complex karyotype, 30 (39%) had del(17p)/TP53 mutation, and 41 (53.2%) had unmutated IGHV. The proportion of patients with these high-risk (HR) factors was higher than in previously published studies involving a medication from this class. Among patients with chromosomal complex karyotype, 63.6% had concurrent chromosomal complex karyotype and 63.6% had concurrent high karyotypic complexity (abnormal chromosome number ≥ 5). Despite this ultra-high-risk profile, Lisaftoclax achieved an objective response rate (ORR) of 62.5% in all evaluable patients, demonstrating strong therapeutic potential.

Lisaftoclax is a proprietary, innovative, orally administered Bcl-2 selective inhibitor being developed by Ascentage Pharma to treat patients with malignancies by selectively blocking the anti-apoptotic protein Bcl-2 and restoring the normal apoptosis process in cancer cells. Lisaftoclax is approved in China for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III studies to evaluate Lisaftoclax in multiple indications including CLL/SLL, acute myeloid leukemia (AML), and myelodysplastic syndrome (MDS).

Professor Keshu Zhou, presenter of the study from the Affiliated Cancer Hospital of Zhengzhou University, Henan Cancer Hospital, commented, “With advances in clinical treatment, some high-risk factors such as del(17p)/TP53 mutation have become increasingly manageable. However, these factors, when coexistent with complex karyotype or ultra high-risk factors such as high karyotypic complexity, have become the most challenging clinical obstacle and adverse prognostic factor in the treatment of CLL/SLL, presenting an urgent clinical need for breakthrough therapies.”

“In this study, nearly half of enrolled patients had complex karyotype and about two thirds of patients with this high-risk factor had concurrent del(17p)/TP53 mutation or high karyotypic complexity,” continued Professor Zhou. “These patients represent an ultra-high-risk subgroup with very poor prognosis. The overall results from the study show that Lisaftoclax monotherapy achieved encouraging deep and durable responses in heavily pretreated patients who had received multiple lines of treatment, especially those who had high-risk factors such as complex karyotype, while also displaying favorable characteristics such as potent efficacy, ease of use, and a favorable safety profile. Lisaftoclax represents a promising strategy for addressing this challenging indication and a beacon of hope for underserved patients with CLL/SLL.”

Yifan Zhai, M.D., Ph.D., Chief Medical Officer of Ascentage Pharma, said, “It is our great honor to present this registrational study of Lisaftoclax at the ASH Annual Meeting, the largest gathering for the international hematology community. In addition to supporting the NDA approval for Lisaftoclax in China, these results also highlighted the differentiated efficacy and safety, as well as the drug’s potential for addressing the urgent unmet clinical need in CLL/SLL globally. Fulfilling our mission of addressing unmet clinical needs in China and around the world, we will strive to accelerate our clinical programs to bring more safe and effective therapies to patients as soon as possible.”

Highlights of the data this study reported at ASH 2025 are as below:

Results of a registrational phase 2 study of lisaftoclax monotherapy for treatment of patients (pts) with relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who had failed Bruton’s tyrosine kinase inhibitors (BTKis)

●	Format: Oral Presentation

●	Abstract#: 88

●	Session: 642. Chronic Lymphocytic Leukemia: Clinical and Epidemiological: Treatment of CLL in Relapse and in Richter Transformation

●	Time: Saturday, December 6, 2025; 10:15 AM - 10:30 AM EST

●	First Author: Professor Keshu Zhou, The Affiliated Cancer Hospital of Zhengzhou University, Henan Cancer Hospital, Zhengzhou, China

●	Presenter: Professor Keshu Zhou, The Affiliated Cancer Hospital of Zhengzhou University, Henan Cancer Hospital, Zhengzhou, China

●	Highlights:

Background:

Bcl-2 inhibitors play an important role in the treatment of CLL/SLL. Although venetoclax monotherapy was approved in 2016 in the U.S. for the treatment of patients with CLL/SLL who have a 17p deletion [del(17p)]1, there remains a significant unmet clinical need from patients with CLL/SLL that has failed prior BTKi therapies, especially those who previously received immunochemotherapies (ICTs) that were based on anti-CD20 monoclonal antibodies or had HR factors.

Introduction:

This was a pivotal registrational Phase II study (NCT05147467) in patients with CLL/SLL, with the objective response rate (ORR) as its primary endpoint. Patients in this study were refractory to, relapsed on, or intolerant of both BTK inhibitors and ICTs; or failed prior BTK inhibitors and were ineligible for ICTs.

Patient characteristics at baseline:

●	A total of 77 patients were enrolled in this study. Among them, 33 (42.9%) had chromosomal complex karyotype, 30 (39%) had del(17p)/TP53 mutation, and 41 (53.2%) had unmutated IGHV.

●	Among patients who had chromosomal complex karyotype, 63.6% had concurrent chromosomal complex karyotype and 63.6% had concurrent high karyotypic complexity (abnormal chromosome number ≥ 5).

Efficacy Results: As of July 25, 2025, among 72 evaluable patients with R/R CLL/SLL, the ORR as confirmed by the independent review committee (IRC) was 62.5%, the median progression-free survival (mPFS) was 23.89 months (with a median follow-up of 22.01 months). Among high-risk patients (those with adverse prognostic genotypes such as del(17p)/TP53 mutation, chromosomal complex karyotype, and unmutated IGHV), the treatment showed clinically meaningful deep responses. 21.8% of patients achieved minimal residual disease (MRD) negativity in peripheral blood. In the 11 evaluable patients with bone marrow MRD, 54.5% achieved bone marrow MRD negativity.

Safety Results: Lisaftoclax demonstrated a manageable safety profile in BTKi-pretreated patients. Frequent grade ≥3 treatment-related adverse events were hematologic toxicities that included decreased neutrophil count, decreased platelet count, and anemia. Neither tumor lysis syndrome (TLS) nor treatment-related deaths occurred during the study.

Conclusion: Lisaftoclax monotherapy demonstrated significant and durable clinical efficacy and a manageable safety profile in patients with heavily pretreated BTK-refractory R/R CLL/SLL, underscoring its utility as a potential new treatment option.

* Lisaftoclax, Olverembatinib and APG-5918 are currently under investigation and have not yet been approved by the FDA in the U.S.

Reference:

1.	Davids MS. Targeting BCL-2 in B-cell lymphomas. Blood. 2017 Aug 31;130(9):1081-1088. doi: 10.1182/blood-2017-04-737338.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that includes inhibitors targeting key apoptotic pathway proteins, such as Bcl-2 and MDM2-p53, as well as next-generation kinase inhibitors.

The lead asset, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. All indications are covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting a U.S. FDA-cleared, global registrational Phase III trial, or POLARIS-2, of Olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax is being commercialized in China following National Medical Products Administration (NMPA) approval for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with acute myeloid leukemia (AML); and the GLORA-4 study in patients with newly diagnosed higher-risk myelodysplastic syndrome (HR MDS), a study that was simultaneously cleared by the U.S. FDA, the EMA of the EU, and China CDE.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition.

These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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